SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                              ________________

                                SCHEDULE TO

          Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                   of the Securities Exchange Act of 1934

                    POLICY MANAGEMENT SYSTEMS CORPORATION
                      (Name of Subject Company (issuer))

                        COMPUTER SCIENCES CORPORATION
                      (Name of Filing Persons (offeror))

                   Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                 731108106
                    (CUSIP Number of Class of Securities)

                              Hayward D. Fisk
                Vice President, General Counsel and Secretary
                       Computer Sciences Corporation
                           2100 East Grand Avenue
                       El Segundo, California  90245
                               (310) 615-0311

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                   Copy to:

                             Ronald S. Beard, Esq.
                          Gibson, Dunn & Crutcher, LLP
                                 4 Park Plaza
                           Irvine, California  92614
                                (949) 451-3800

                           CALCULATION OF FILING FEE
=============================================================================
     Transaction Valuation*                         Amount of Filing Fee
-----------------------------------------------------------------------------
         Not applicable                                Not applicable
=============================================================================

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

=============================================================================

Contact:  Frank Pollare                     FOR IMMEDIATE RELEASE
          Director, Public Information      Moved On PR Newswire
          Corporate                         June 27, 2000
          310.615.1601
          fpollare@csc.com

          Bill Lackey                       Jackie VanErp
          Director, Investor Relations      Vice President, Global Marketing
          Corporate                         Financial Services Group
          310.615.1700                      512.338.7090
          blackey3@csc.com                  jvanerp@csc.com




          CSC TO COMMENCE TENDER OFFER FOR SHARES OF MYND, FORMERLY
                POLICY MANAGEMENT SYSTEMS, ON JUNE 28, 2000.

     EL SEGUNDO, Calif., June 27 -- Computer Sciences Corporation (NYSE: CSC) and Policy Management Systems Corporation (NYSE: PMS), d/b/a Mynd, announced today that they had mutually agreed that CSC will commence by June 28, rather than June 27, its previously announced tender offer for all shares of Mynd common stock at $16 net per share in cash.

     Upon commencement of the cash tender offer, CSC will file a Tender Offer Statement with the SEC and mail a copy to each Mynd shareholder. On the same day, Mynd expects to file a Solicitation/Recommendation Statement with the SEC that will also be mailed to its shareholders. Mynd shareholders are advised to read the Tender Offer Statement and the Solicitation/Recommendation Statement when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares.

     Investors can access the Tender Offer Statement, the Solicitation/Recommendation Statement and other documents filed with the SEC at no charge at its Web site (www.sec.gov). Copies of CSC's Tender Offer Statement, Mynd's Solicitation/Recommendation Statement and other CSC SEC filings will be available at no charge by telephoning CSC's shareholder services and automated literature request line at 800.542.3070.

                                    -more-

Computer Sciences Corporation - page 2                         June 27, 2000


     Computer Sciences Corporation, one of the world's leading consulting and information technology (IT) services firms, helps clients in industry and government achieve strategic and operational objectives through the use of technology. Having guided clients through every major wave of change in IT for more than 40 years, CSC today is well positioned to develop and apply IT strategies and technologies, particularly in the e-business area, based on its full range of capabilities in management and IT consulting; systems design and integration; applications software; Web and application hosting; and IT and business process outsourcing.

     Since its formation in 1959, CSC has been known for its flexibility and customer-centric culture. Through numerous agreements with hardware and software firms, the company develops and manages solutions specifically tailored to each client's needs. With almost 58,000 employees in locations worldwide, CSC had revenues of $9.4 billion for the twelve months ended March 31, 2000. It is headquartered in El Segundo, California. For more information, visit the company's Web site at www.csc.com.

                                      -0-

     For a complete description of the proposed transactions involving CSC and Mynd, please refer to the Agreement and Plan of Merger, which was attached as an exhibit to CSC's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 20, 2000.

     All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements." These statements represent the intentions, plans, expectations and beliefs of CSC, and are subject to risks, uncertainties and other factors, many of which are outside its control. These factors could cause actual results to differ materially from such forward-looking statements.
For a description of these factors, see the section titled "Management's Discussion and Analysis of Financial Conditions and Results of Operations" in CSC's Annual Report on Form 10-K for the fiscal year ended March 31, 2000.